March 14, 2013

VIA EDGAR

Mr. Rufus Decker
Branch Chief – Accounting
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Mail Stop 7010

Re:	NCI Building Systems, Inc. Form 10-K for the Year Ended October 28, 2012 Filed December 24, 2012 File No. 1-14315

Dear Mr. Decker,

This letter sets forth the responses of NCI Building Systems, Inc. (the “Company”) to the comments contained in your letter, dated February 28, 2013, relating to the Company’s Form 10-K for the Fiscal Year ended October 28, 2012, SEC File Number 1-14315, filed with the Securities and Exchange Commission (the “Commission”) on December 24, 2012 (the “Form 10-K”). The comments of the Commission are set forth in bold/italicized text below, and the Company’s responses are set forth in plain text immediately beneath each comment.

Page references in the Staff’s comments are to the Company’s Form 10-K. Page references in the responses below are to the Company’s Form 10-K, the Company’s Form 10-Q for the period ended January 27, 2013, filed March 7, 2013 (the “Form 10-Q”), or to other filings under the Securities Exchange Act of 1934, as applicable.

General

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filing, including your interim filings, if applicable.

Mr. Rufus Decker	March 14, 2013

As applicable below, we have provided revised text in italics as it would have appeared in the filing referenced in your comments. We confirm that such revisions, with appropriate adjustments, will be included in our future filings.

Management’s Discussion and Analysis

Liquidity and Capital Resources, page 44

2.	Please expand your disclosures to discuss the underlying reasons for changes in working capital components, with specific discussion for account receivables, inventories, accounts payable and accrued expenses. Given the impact changes in your account receivables and inventories have had on your cash flows from operations, please also consider whether a discussion of financial measures such as days sales outstanding and days sales inventory would be relevant to a reader of your financial statements. See Section IV.B of the SEC Interpretive Release No. 33-8350.

In response to the Staff’s comment, the Company has revised the disclosure in its Form 10-Q accordingly and undertakes to make corresponding responsive revisions in future periodic reports. Below is a copy of the revised discussion of our changes in working capital components that appears on page 26 and 27 of our Form 10-Q:

Our cash and cash equivalents declined from $55.2 million to $25.8 million during the three months ended January 27, 2013. The following table summarizes our consolidated cash flows for the three months then ended January 27, 2013 and January 29, 2012 (dollars in thousands):

	Fiscal Three Months Ended
	January 27, 2013	January 29, 2012

Net cash used in operating activities	(13,172)	(4,205)
Net cash used in investing activities	(6,071)	(5,745)
Net cash used in financing activities	(10,064)	(2,321)
Effect of exchange rate changes on cash and cash equivalents	(24)	(5)
Net decrease in cash and cash equivalents	(29,331)	(12,276)
Cash and cash equivalents at beginning of period	55,158	78,982
Cash and cash equivalents at end of period	$25,827	$66,706

Operating Activities

Our business is both seasonal and cyclical and cash flows from operating activities may fluctuate during the year and from year to year due to economic conditions. We rely on cash and short-term borrowings to meet cyclical and seasonal increases in working capital needs. These needs generally rise during periods of increased economic activity or increasing raw material prices due to higher levels of inventory and accounts receivable. During economic slowdowns, or periods of decreasing raw material costs, working capital needs generally decrease as a result of the reduction of inventories and accounts receivable.

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Mr. Rufus Decker	March 14, 2013

Net cash used in operating activities was $13.2 million during the three months ended January 27, 2013 compared to $4.2 million in the comparable period of fiscal 2012. This difference was largely driven by changes in working capital over the comparable period of the prior year.

The primary driver for our increased use of cash for working capital needs was a $20.1 million increase in our cash used for accounts payable over the comparable period of the prior year. Our vendor payments during the current quarter were significantly higher due to the fact that the fourth quarter of the prior year had shown significant year-over-year revenue growth requiring an increase in raw material used. A significant portion of that year-over-year growth was driven by the acquisition of Metl-Span on June 22, 2012. In addition, our days payable outstanding (“DPO”) as of January 27, 2013 decreased to 32 days from 36 days in the prior year. Beyond the seasonally higher payments, we increased the speed with which we paid our suppliers during the current period to take advantage of discounts offered, which increased the amount of cash used for accounts payable as compared to the prior year period.

Cash generated from accounts receivable was $8.0 million higher in the current three month period than the comparable period of the prior year. This increase was also driven by the significant year-over-year revenue growth in the fourth fiscal quarter of 2012. This growth was offset by an increase in days sales outstanding (“DSO”) to 38 days at January 27, 2013 from 32 days in the prior year. The increase in days outstanding is partially due to the inclusion of Metl-Span in the current period, which has historically had a slower customer payment cycle. In addition, we experienced slower customer payments as our customers are beginning to experience growth in their businesses after several years of decline, putting additional pressure on the customers’ working capital needs and timeliness of payments. The slower customer payments have resulted in additional provision for doubtful accounts accordingly.

Cash used during the period to invest in inventory was $7.8 million for the three months ended January 27, 2013 which was lower than the $13.5 million invested in the comparable period of the prior year. The reduction was driven by a decrease in our days inventory on-hand (“DIO”), as our DIO was 43 days at January 27, 2013 as compared to 46 days in the comparable period last year.

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Mr. Rufus Decker	March 14, 2013

Investing Activities

Investing activities of $6.1 million during the three months ended January 27, 2013 were similar to the $5.8 million in the comparable period of the prior year and relate predominantly to capital expenditures.

Financing Activities

Cash used in financing activities increased to $10.1 million from $2.3 million in the comparable prior year period. This increase results primarily from the $8.8 million payments made to reduce our outstanding term loan during the three months ended January 27, 2013.

Financial Statements

Statements of Operations, page 67

3.	Please separately present the amount of revenues and corresponding cost of sales for services provided, if material. Refer to Rule 5-03 of Regulation S-X.

In response to the Staff’s comment, the Company respectfully advises the Staff that our service revenues are not more than 10 percent of revenues and thus, have been combined with other revenue classes in accordance with Rule 5-03(b) of Regulation S-X which provides that where income is derived from one or more of: net sales of tangible products (gross sales less discounts, returns and allowances); operating revenues of public utilities or others; income from rentals; revenues from services; and other revenues, each class which is not more than 10 percent of the sum of the items may be combined with another class.

Notes to the Financial Statements

Note 13. Series B Cumulative Convertible Participating Preferred Stock, page 96

4.	With reference to the guidance set forth in ASC 260-10-S99, please help us better understand your accounting of the amendment agreement entered into in May 2012. Please address the following:
•	Please confirm that the amendment agreement did not significantly change any other terms of the convertible preferred stock aside from your dividend obligations. For example, please confirm that there were no changes in the redemption terms;

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Mr. Rufus Decker	March 14, 2013

•	To determine if the amendment agreement resulted in a modification or extinguishment of the convertible preferred stock, you evaluated the significance in the change to the substantive contractual terms in relation to both the economic characteristics of the convertible preferred stock and the business purpose of the amendment agreement. Based on certain qualitative considerations, you determined an extinguishment and reissuance had occurred and recorded the convertible preferred stock at fair value as of May 8, 2012. Please provide us with a comprehensive explanation as to how you, both quantitatively and qualitatively, determined that the amendment to the convertible preferred stock should be accounted for as an extinguishment. In this regard, please expand your critical accounting policy disclosures under convertible preferred stock extinguishment policy caption on page 59 to provide the significant estimates and assumptions you utilized in making this determination; and
•	Please disclose how you arrived at the convertible preferred stock fair value amount of $620 million as of May 8, 2012.

In response to the Staff’s comment, the Company respectfully advises the Staff that other than the elimination of our required quarterly dividend obligations, the amendment agreement did not significantly change any other terms of the convertible preferred stock, including the redemption terms. See the amendment agreement filed as Exhibit 4.1 to our Form 8-K, filed with the Commission on May 14, 2012.

While ASC 260-10-S99-2 states: “modifications and exchanges of preferred stock instruments that are accounted for as extinguishments, resulting in a new basis of accounting for the modified or exchanged preferred stock instrument, are considered redemptions,” the accounting literature does not specifically address how to evaluate whether an amendment to an equity-classified preferred share should be considered an extinguishment or modification. The guidance for determining whether debt instruments have been modified or extinguished, as codified generally in ASC 470-50, Modifications and Extinguishments, focuses on quantitatively determining whether the modification was “substantial” based on discounting contractual cash flows. However, in the Company’s view this contractual cash flow based quantitative approach does not best capture the important characteristics of an equity instrument without a stated maturity date, that participates in dividends with common stock in addition to preferred dividends, and has a conversion feature that is deep in-the-money.

Therefore, the Company has selected an accounting policy to qualitatively assess whether an amendment to an equity-classified instrument is considered “substantial” and therefore represents an extinguishment. Otherwise, an amendment is considered a modification. Based on the Company’s policy, the amendment to the convertible preferred stock represents an extinguishment as an analysis of the qualitative factors, discussed below, indicate that the amendment significantly changed the substantive contractual terms of the convertible preferred stock (i.e., the Company’s obligation to pay quarterly dividends) and fundamentally changed the nature of the preferred shares (from an instrument that requires a large dividend in preference to common stockholders to one that merely participates in dividends with common stockholders, if any).

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Mr. Rufus Decker	March 14, 2013

o	The amendment removed all uncertainty as it relates to future preferred stock dividend payments and further dilution to the common stockholder. The amendment significantly changed the nature of the convertible preferred stock from an instrument that requires large dividends in preference to common stockholders (dividends paid in cash or in-kind at 8% and 12%, respectively) to an investment that is valued mainly for its ability to be converted to common stock without ongoing preferential returns to the investors.
o	The original terms of the convertible preferred stock specified that dividends would cease (“knock-out”) when the share price closed above $12.75 after April 20, 2012 for 20 consecutive days. If the “knock-out” provision is achieved, it would result in the discontinuation of significant future dividends and curtail further dilution to common stockholders. On the date of the amendment, May 8, 2012, the Company’s stock was trading at $11.29 per share and had not exceeded the dividend “knock-out” share price of $12.75 in the 12 months prior to the amendment. The Company, with the assistance of external advisors, projected its future stock price based on several economic scenarios, which included assumptions such as the continued dilution of common stockholders resulting from the mandatory preferred stock dividends, potential volatility in the Company’s stock price caused by a significant acquisition and the potential downward pressure in the Company’s stock price due to the European debt crisis and election year uncertainties. Based on these projections, the Company believed there was substantial doubt that the “knock-out” provision under the original terms of the convertible preferred stock would have ever been achieved.

While the Company’s policy is to qualitatively assess amendments to its convertible preferred stock agreement to determine if a modification or extinguishment has occurred, for additional comfort the Company did perform a high level projected cash flows comparison using a model similar to that discussed in ASC 470-50. In the Company’s analysis, it assumed dividends would accumulate and be paid or accrued up to the put/call date (October 20, 2019). This treatment is consistent with that of a variable-rate instrument, in which the current rate in effect at the date of the amendment is used in the projected cash flows, as well as consistent with the doubt that the “knock-out” provision under the original terms of the convertible preferred stock would have ever been achieved, as discussed above. The Company compared the projected cash flows under the original terms (using both the 8% paid-in-cash rate and the 12% paid-in-kind rate) of the convertible preferred stock to the projected cash flows of the amended terms (including the additional shares received by the holders of the Company’s preferred stock as consideration for the amendment) and determined the difference in projected cash flows were both significantly in excess of 10% (35% assuming cash payment and 52% assuming dividends were paid-in kind at the higher rate), which further supported the Company’s treatment of the amendment as an extinguishment.

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Mr. Rufus Decker	March 14, 2013

As the Company determined the amendment was an extinguishment, the guidance in ASC 260-10-S99-2 was followed to account for the convertible preferred stock’s extinguishment.

In response to the Staff’s comment, the Company will revise the financial statements in its future filings accordingly. Below is an example of how we expect the clarified disclosure will appear in future filings:

Excerpt from Critical Accounting Policies – Convertible Preferred Stock Extinguishment Policy - (Page 59 of the Form 10-K) (the italicized text represents the incremental additional disclosure to be added to the existing disclosure):

To determine if the Amendment Agreement resulted in a modification or extinguishment of the Convertible Preferred Stock, we evaluated the significance in the change to the substantive contractual terms in relation to both the economic characteristics of the Convertible Preferred Stock and the business purpose of the Amendment Agreement. We evaluated the likelihood that the Dividend Rate Reduction Event would occur absent an amendment, the change in the economic characteristics of the Convertible Preferred Stock with and without dividends, and fundamental change in investment risk to the holders of the Convertible Preferred Stock by the waiver of the contractual mandatory dividends. Based on these qualitative considerations, we determined an extinguishment and reissuance had occurred and we recorded the Convertible Preferred Stock at fair value as of May 8, 2012. The fair value of the Convertible Preferred Stock was determined using a binomial lattice model where the sole stochastic factor was the price of our common stock. This model utilized stock volatility of 49.1%, a risk-free rate of 1.34%, a bond yield of 7.5%, and our stock price on May 8, 2012 which was $11.29.

Excerpt from Footnote 13 – Series B Cumulative Convertible Participating Preferred Stock - (Page 101 and 102 of the Form 10-K) (the italicized text represents the incremental additional disclosure to be added to the existing disclosure):

To determine if the Amendment Agreement resulted in a modification or extinguishment of the Convertible Preferred Stock, we evaluated the significance in the change to the substantive contractual terms in relation to both the economic characteristics of the Convertible Preferred Stock and the business purpose of the Amendment Agreement. We evaluated the likelihood that the Dividend Rate Reduction Event would occur absent an amendment, the change in the economic characteristics of the Convertible Preferred Stock with and without dividends, and fundamental change in investment risk to the holders of the Convertible Preferred Stock by the waiver of the contractual mandatory dividends. Based on these qualitative considerations, we determined an extinguishment and reissuance had occurred and we recorded the Convertible Preferred Stock at fair value as of May 8, 2012. As such, on May 8, 2012, the value of the Convertible Preferred Stock increased from a book value of $290.3 million to a fair value of $620.0 million. The fair value of the Convertible Preferred Stock was determined using a binomial lattice model where the sole stochastic factor was the price of our common stock. This model utilized stock volatility of 49.1%, a risk-free rate of 1.34%, a bond yield of 7.5%, and our stock price on May 8, 2012 which was $11.29. The increase in fair value reduced Additional Paid In Capital to zero on May 8, 2012, a $222.9 million decrease, and increased Accumulated Deficit by $106.7 million in the consolidated balance sheet. In addition, the increase in fair value was offset by prior recognized beneficial conversion feature charges of $282.1 million since the issuance of the Convertible Preferred Stock, which results in a $48.8 million Convertible Preferred Stock charge in the consolidated statement of operations. As of October 28, 2012 and October 30, 2011, the Preferred Shares were convertible into 54.1 million and 46.6 million shares of Common Stock, respectively, at an initial conversion price of $6.374.

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Mr. Rufus Decker	March 14, 2013

5.	Please clarify which liability line items include amounts related to pensions as well as the corresponding amount included in each line item. Refer to ASC 715-20-50-1(c).

In response to the Staff’s comment, the Company will revise the financial statements in its future filings accordingly. Below is an example of how we expect the clarified line items on page 111 of our Form 10-K will appear in future filings (the italicized text represents the incremental additional disclosure to be added to the existing disclosure):

The following table sets forth the funded status of the RCC Pension Plan and the amounts recognized in the Consolidated Balance Sheet (in thousands):

	October 28, 2012	October 30, 2011
Fair value of assets	$37,988	$38,205
Benefit obligation	48,563	48,207
Funded status	$(10,575)	$(10,002)
Unrecognized actuarial loss	11,634	9,912
Unrecognized prior service cost	(68)	(78)
Prepaid (accrued) benefit cost	$991	$(168)

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Mr. Rufus Decker	March 14, 2013

Benefit obligations in excess of fair value of assets of $10.6 million and $10.0 million as of October 28, 2012 and October 20, 2011, respectively, are included in other long-term liabilities in the Consolidated Balance Sheet.

The amounts in accumulated other comprehensive income that have not yet been recognized as components of net periodic benefit income (in thousands):

	October 28, 2012	October 30, 2011
Unrecognized actuarial loss	$11,634	$9,912
Unrecognized prior service cost	(68)	(78)
Total	$11,566	$9,834

Unrecognized actuary losses, net of income tax, of $7.1 million and $6.1 million as of October 28, 2012 and October 20, 2011, respectively, are included in accumulated other comprehensive income in the Consolidated Balance Sheet.

Note 22. Business Segments, page 117

6.	Please provide the disclosures required by ASC 280-10-50-41 and 50-42 regarding geographic areas and major customers.

In response to the Staff’s comment related to ASC 280-10-50-41, the Company will revise the financial statements in its future filings accordingly. Below is an example of how we expect the disclosures regarding geographic areas on page 117 of our Form 10-K will look in future filings:

The following table represents summary financial data attributable to various geographic regions for the periods indicated (in thousands):

	2012	2011	2010
Total sales:
United States of America	$1,045,483	$893,852	$816,766
Canada	82,742	49,100	44,486
Mexico	7,232	4,085	2,393
All other	18,553	12,540	6,881
Total net sales	$1,154,010	$959,577	$870,526

Long-lived assets:
United States of America	$392,079	$231,274
Canada	153	170
Mexico	6,417	6,524
Total long-lived assets	$398,649	$237,968

Sales are determined based on customers’ requested shipment location.

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Mr. Rufus Decker	March 14, 2013

In response to the Staff’s comment related to ASC 280-10-50-42, the Company respectfully advises the Staff that we have no single external customer with a sales amount of 10 percent or more of total sales.

7.	The disclosures on page 117 and elsewhere in the filing indicate that you have aggregated your operations into three reportable segments, which are metal coating, metal components, and engineered building systems. Your disclosures on page 83 indicate that your operating segments rather than reportable segments are metal coil coating, metal components, and engineered building systems. Please advise and revise your disclosures to clarify what your operating and reporting segments are. Please also revise your disclosure to clarify the level at which you determine your reporting units based on the guidance provided in ASC 350-20-35-33 through 35-38. If you aggregate reporting units, please revise your disclosure herein or within your critical accounting policy disclosures to clarify how you determined this was appropriate pursuant to ASC 350-20-35-35.

In response to the Staff’s comment, the Company respectfully advises the Staff that the acquisition of Robertson-Ceco Corporation (“RCC”) in 2006 resulted in the aggregation of our predecessor Engineered Building Systems business with the then newly acquired business of RCC. In fiscal 2010, we restructured our operations, and the financial information of the predecessor business and RCC were no longer separately provided to the chief operating decision maker, the operations became integrated, and a single segment manager (Segment President) was identified. When these changes were made, we inadvertently did not update the related disclosure regarding the aggregation of these operating segments.

The Company will revise the disclosure in the financial statements in its future filings accordingly and undertakes to make corresponding responsive revisions in future periodic reports. Below is a copy of the revised discussion of operating segments that appears on page 18 and 24 of our Form 10-Q:

Operating segments are defined as components of an enterprise that engage in business activities and by which discrete financial information is available that is evaluated on a regular basis by the chief operating decision maker to make decisions about how to allocate resources to the segment and assess the performance of the segment. We have three operating segments: (i) metal coil coating; (ii) metal components; and (iii) engineered building systems. All operating segments operate primarily in the nonresidential construction market. Sales and earnings are influenced by general economic conditions, the level of nonresidential construction activity, metal roof repair and retrofit demand and the availability and terms of financing available for construction. Products of our operating segments use similar basic raw materials. The metal coil coating segment consists of cleaning, treating, painting and slitting continuous steel coils before the steel is fabricated for use by construction and industrial users. The metal components segment products include metal roof and wall panels, doors, metal partitions, metal trim, insulated panels and other related accessories. Metl-Span is included in the metal components segment. See Note 2 – Acquisition. The engineered building systems segment includes the manufacturing of main frames, Long Bay ® Systems and value-added engineering and drafting, which are typically not part of metal components or metal coil coating products or services. The operating segments follow the same accounting policies used for our consolidated financial statements.

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Mr. Rufus Decker	March 14, 2013

8.	You believe that the ultimate disposition of the matters disclosed will not have a material adverse effect on your operations or financial condition taken as a whole. Please also address the expected effect of these matters on your cash flows. Address this comment as it related to your disclosures under Item 3. Legal Proceedings on page 30 as well.

In response to the Staff’s comment, the Company will revise the disclosure in the financial statements in its future filings accordingly and undertakes to make corresponding responsive revisions in future reports. Below is a copy of the revised discussion of contingencies that appears on page 20 of our Form 10-Q:

As a manufacturer of products primarily for use in nonresidential building construction, we are inherently exposed to various types of contingent claims, both asserted and unasserted, in the ordinary course of business. As a result, from time to time, we and/or our subsidiaries become involved in various legal proceedings or other contingent matters arising from claims, or potential claims. We insure against these risks to the extent deemed prudent by our management and to the extent insurance is available. Many of these insurance policies contain deductibles or self-insured retentions in amounts we deem prudent and for which we are responsible for payment. In determining the amount of self-insurance, it is our policy to self-insure those losses that are predictable, measurable and recurring in nature, such as claims for automobile liability and general liability. The Company regularly reviews the status of on-going proceedings and other contingent matters along with legal counsel. Liabilities for such items are recorded when it is probable that the liability has been incurred and when the amount of the liability can be reasonably estimated. Liabilities are adjusted when additional information becomes available. Management believes that the ultimate disposition of these matters will not have a material adverse effect on the Company’s results of operations, financial position or cash flows. However, such matters are subject to many uncertainties and outcomes are not predictable with assurance.

* * * * *

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Mr. Rufus Decker	March 14, 2013

If you have any questions regarding this letter, please do not hesitate to call Mark E. Johnson at (281) 897-7658 or Todd R. Moore at (281) 897-7770.

Sincerely,

Mark E. Johnson

cc:

Nudrat Salik

Jeanne Baker

Securities and Exchange Commission

Todd R. Moore, Esq.

NCI Building Systems, Inc.

Steven Slutzky, Esq.

Debevoise & Plimpton LLP

Enclosures

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